UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2)  X

CITIBANK, N.A.

(exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Indentifiction No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

GM Financial Consumer Automobile Receivables Trust 2025-3

(Exact name of obligor as specified in its charter)

Delaware	39-6857882
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Indentifiction No.)

c/o Wilmington Trust Company, as Owner Trustee 1100 North Market Street, Wilmington, Delaware Or such other address specified in the applicable Prospectus Supplement
(Address of principal executive office)	19890 (Zip Code)

Asset Backed Securities

(Title of the Indenture Securities)

Item 1. General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency Federal Reserve Bank of New York 33 Liberty Street New York, NY Federal Deposit Insurance Corporation	Washington, D.C. New York, NY Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers. Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16. List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A (as of December 31, 2024 – Attached)

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 3rd day of July 2025.

CITIBANK, N.A.

By	/s/Kristen Driscoll
Kristen Driscoll
Senior Trust Officer

Exhibit 7

CONSOLIDATED STATEMENT OF CASH FLOWS	Citigroup Inc. and Subsidiaries

	Years ended December 31,
In millions of dollars	2024	2023	2022
Cash flows from operating activities of continuing operations
Net income before attribution of noncontrolling interests	$12,833	$9,381	$14,934
Net income attributable to noncontrolling interests	151	153	89
Citigroup’s net income	$12,682	$9,228	$14,845
Income (loss) from discontinued operations, net of taxes	(2)	(1)	(231)
Income from continuing operations—excluding noncontrolling interests	$12,684	$9,229	$15,076
Adjustments to reconcile net income to net cash provided by (used in) operating activities of continuing operations
Net loss (gain) on sale of significant disposals(1)	—	(1,462)	(762)
Depreciation and amortization	4,311	4,560	4,262
Deferred income taxes	(1,896)	(2,416)	(1,141)
Provisions for credit losses and for benefits and claims	10,109	9,186	5,239
Realized gains from sales of investments	(328)	(188)	(67)
Impairment losses on investments and other assets	431	323	499
Goodwill impairment	—	—	535
Change in trading account assets	(31,174)	(77,838)	(2,273)
Change in trading account liabilities	(21,499)	(15,302)	9,118
Change in brokerage receivables net of brokerage payables	6,136	(5,402)	7,936
Change in loans held-for-sale (HFS)	(776)	1,929	4,421
Change in other assets	(4,026)	(6,361)	(4,992)
Change in other liabilities(2)	(7,692)	3,587	5,343
Other, net	14,051	6,739	(18,125)
Total adjustments	$(32,353)	$(82,645)	$9,993
Net cash provided by (used in) operating activities of continuing operations	$(19,669)	$(73,416)	$25,069
Cash flows from investing activities of continuing operations
Change in securities borrowed and purchased under agreements to resell	$71,638	$19,701	$(38,113)
Change in loans	(20,455)	(44,525)	(16,591)
Purchase of portfolio of consumer loans	(700)	—	—
Proceeds from sales and securitizations of loans	5,316	4,801	4,709
Net payment due to transfer of net liabilities associated with divestitures(1)	—	(1,393)	5,741
Available-for-sale (AFS) debt securities
Purchases of investments	(250,932)	(235,139)	(218,747)
Proceeds from sales of investments	57,526	41,886	79,687
Proceeds from maturities of investments	216,386	200,437	140,934
Held-to-maturity (HTM) debt securities
Purchases of investments	(16,492)	(1,373)	(42,903)
Proceeds from maturities of investments	27,729	12,838	12,188
Capital expenditures on premises and equipment and capitalized software	(6,500)	(6,583)	(5,632)
Proceeds from sales of premises and equipment and repossessed assets	222	56	63
Other, net	2,512	835	(791)
Net cash provided by (used in) investing activities of continuing operations	$86,250	$(8,459)	$(79,455)
Cash flows from financing activities of continuing operations
Dividends paid	$(5,199)	$(5,212)	$(5,003)
Issuance of preferred stock	5,282	2,739	—
Redemption of preferred stock	(5,050)	(4,145)	—
Treasury stock acquired	(2,474)	(1,977)	(3,250)
Stock tendered for payment of withholding taxes	(454)	(329)	(344)

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CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)	Citigroup Inc. and Subsidiaries

	Years ended December 31,
In millions of dollars	2024	2023	2022
Change in securities loaned and sold under agreements to repurchase	$(23,352)	$75,663	$11,159
Issuance of long-term debt	99,075	65,819	104,748
Payments and redemptions of long-term debt	(92,957)	(64,959)	(57,085)
Change in deposits	(24,223)	(57,273)	68,415
Change in short-term borrowings	11,048	(9,639)	19,123
Net cash provided by (used in) financing activities of continuing operations	$(38,304)	$687	$137,763
Effect of exchange rate changes on cash, due from banks and deposits with banks	$(12,677)	$95	$(3,385)
Change in cash, due from banks and deposits with banks	15,600	(81,093)	79,992
Cash, due from banks and deposits with banks at beginning of year	260,932	342,025	262,033
Cash, due from banks and deposits with banks at end of year	$276,532	$260,932	$342,025
Cash and due from banks (including segregated cash and other deposits)	$22,782	$27,342	$30,577
Deposits with banks, net of allowance	253,750	233,590	311,448
Cash, due from banks and deposits with banks at end of year	$276,532	$260,932	$342,025
Supplemental disclosure of cash flow information for continuing operations
Cash paid during the year for income taxes(3)	$5,798	$5,727	$3,733
Cash paid during the year for interest	88,027	72,989	22,615
Non-cash investing activities(1)(4)(5)
Transfer of investment securities from HTM to AFS	$—	$3,324	$—
Transfer of investment securities from AFS to HTM	—	—	21,688
Decrease in net loans associated with divestitures reclassified to HFS	—	—	16,956
Decrease in goodwill associated with divestitures reclassified to HFS	—	—	876
Transfers to loans HFS (Other assets) from loans HFI	5,535	7,866	5,582
Transfers from loans HFS (Other assets) to loans HFI	—	322	—
Non-cash financing activities(1)(5)
Decrease in deposits associated with divestitures reclassified to HFS	$—	$—	$19,691

(1)	See Note 2.
(2)	Includes balances related to the FDIC special assessment and restructuring charges (see Notes 18 and 9, respectively).
(3)	Includes net cash paid (received) for purchases and sales of nonrefundable, transferable tax credits.
(4)

In January 2023, Citi adopted ASU 2022-01. Upon adoption, Citi transferred $3.3 billion of mortgage-backed securities from HTM classification to AFS classification as allowed under the ASU. At the time of transfer, the securities were in an unrealized gain position of $0.1 billion, which was recorded in AOCI upon transfer.

(5)

Operating and finance lease right-of-use assets and lease liabilities represent non-cash investing and financing activities, respectively, and are not included in the non-cash investing activities presented here. See Note 29 for more information and balances as of December 31, 2024 and 2023.

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

149